UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KINTERA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

4972P5506
(CUSIP Number)

October 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,463,449*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,463,449*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,449*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,463,449*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,463,449*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,449*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 304,000*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 304,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 304,000*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 304,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,463,449*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,463,449*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,449*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 304,000*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 304,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

CUSIP No. 4972P5506
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 304,000*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 304,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE. THE REPORTING PERSONS HAVE CAUSED THIS SCHEDULE 13G TO BE FILED IN ACCORDANCE WITH THE SCHEDULE 13D, AS AMENDED ON MARCH 29, 2007, RELATED TO THE SHARES. THE SCHEDULE 13D STATED THAT THE REPORTING PERSONS INTENDED TO REPORT FUTURE HOLDINGS OF THE COMPANY’S VOTING SECURITIES ON SCHEDULE 13G.

Item 1(a).	Name of Issuer: Kintera, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
9605 Scranton Road, Suite 200
San Diego, CA 92121

Item 2(a).	Name of Person Filing:
SRB Management, L.P.
BC Advisors, LLC
WS Capital, L.L.C.
WS Capital Management, L.P.
Steven R. Becker
Reid S. Walker
G. Stacy Smith

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:
	SRB Management, L.P.:	Texas
	BC Advisors, LLC:	Texas
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P.:	Texas
	Steven R. Becker:	United States
	Reid S. Walker:	United States
	G. Stacy Smith:	United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 4972P5506

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
	SRB Management, L.P.:	1,463,449*
	BC Advisors, LLC:	1,463,449*
	WS Capital, L.L.C.:	304,000*
	WS Capital Management, L.P.:	304,000*
	Steven R. Becker:	1,463,449*
	Reid S. Walker:	304,000*
	G. Stacy Smith:	304,000*

(b)	Percent of Class:
	SRB Management, L.P.:	3.6%*
	BC Advisors, LLC:	3.6%*
	WS Capital, L.L.C.:	0.8%*
	WS Capital Management, L.L.C:	0.8%*
	Steven R. Becker:	3.6%*
	Reid S. Walker:	0.8%*
	G. Stacy Smith:	0.8%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote:
	SRB Management, L.P.:	1,463,449*
	BC Advisors, LLC:	1,463,449*
	WS Capital, L.L.C.:	304,000*
	WS Capital Management, L.P.:	304,000*
	Steven R. Becker:	1,463,449*
	Reid S. Walker:	304,000*
	G. Stacy Smith:	304,000*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:
	SRB Management, L.P.:	1,463,449*
	BC Advisors, LLC:	1,463,449*
	WS Capital, L.L.C.:	304,000*
	WS Capital Management, L.P.:	304,000*
	Steven R. Becker:	1,463,449*
	Reid S. Walker:	304,000*
	G. Stacy Smith:	304,000*
_______________________
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
_____________________
* Based on information set forth on the Form 10-Q of Kintera, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 9, 2007, there were 40,249,727 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), issued and outstanding as of July 31, 2007. As of October 16, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate (i) 80,000 Shares, and (ii) 224,000 warrants, each exercisable to purchase one Share as of the Reporting Date. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore” and collectively with SRBGC and SRBQP, the "Greenway Funds") owned in the aggregate (i) 1,143,449 Shares, and (ii) 320,000 warrants, each exercisable to purchase one Share as of the Reporting Date. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC and SRBQP and the general partner and investment manager of SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and to direct the disposition of the securities held by the Greenway Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WS Capital, WSC Management, and Messrs. Walker and Smith are deemed to beneficially own 304,000 Shares, or approximately 0.8% of the Shares deemed issued and outstanding as of the Reporting Date, and (ii) SRB Management, BCA and Mr. Becker are deemed to beneficially own 1,463,449 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2007

BC Advisors, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Steven R. Becker
STEVEN R. BECKER

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Kintera, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 6, 2007.

BC Advisors, LLC

By:	/s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker
Reid S. Walker, Member

/s/ Steven R. Becker
STEVEN R. BECKER

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH